SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

The Greenbrier Companies, Inc.
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

393657101
(CUSIP Number)

Keith Schaitkin
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 2,710,596

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
 2,710,596

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
ARI Longtrain Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
 2,710,596

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
 2,710,596

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
American Railcar Industries, Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
North Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 2,710,596

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
 2,710,596

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
IEH ARI Holdings LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 2,710,596

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
 2,710,596

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  393657101

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 2,710,596

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
 2,710,596

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  393657101

1.           NAME OF REPORTING PERSON
Icahn Enterprises GP Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 2,710,596

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
 2,710,596

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  393657101

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 2,710,596

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
 2,710,596

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,710,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14           TYPE OF REPORTING PERSON
                                OO

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Centerpointe Drive, Suite 200, Lake Oswego, OR 97035.

Item 2.  Identity and Background

The persons filing this statement are ARI Longtrain Inc. (“Longtrain”), American Railcar Industries, Inc. (“ARI”), IEH ARI Holdings LLC (“IEH ARI Holdings”), Icahn Enterprises Holdings LP (“Icahn Enterprises Holdings”), Icahn Enterprises GP Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”) and Carl C. Icahn (collectively, the "Reporting Persons").

The principal business address of each of (i) IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and ARI Longtrain is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) ARI is 100 Clark Street, St. Charles, MO 63301 and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

ARI is the sole stockholder of Longtrain.  IEH ARI Holdings directly owns approximately 54.2% of the common stock of ARI.  Icahn Enterprises Holdings directly owns approximately 1.3% of the common stock of ARI.  Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings.  Icahn Enterprises Holdings is the sole member of IEH ARI Holdings. Mr. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.  In addition, Mr. Icahn is the indirect holder of approximately 93.2% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”).  Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Longtrain is primarily engaged in the business of investing in securities. ARI is primarily engaged in the business of manufacturing and leasing railcars.  IEH ARI Holdings is primarily engaged in the business of holding securities in ARI.  Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 2,710,596 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $40.3 million (including commissions). The source of funding for these Shares was the general working capital of Longtrain. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4.  Purpose of Transaction

        The Reporting Persons acquired the Shares with the belief that the Shares were undervalued.  The Reporting Persons informed the Issuer of this filing and intend to have further discussions possibly relating to strategic opportunities.

        The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,710,596 Shares, representing approximately 9.99% of the Issuer's outstanding Shares (based upon the 27,142,911 Shares stated to be outstanding as of October 24, 2012 by the Issuer in the Issuer's Form 10-K for the fiscal year ended August 31, 2012, filed with the Securities and Exchange Commission).

(b) Longtrain has sole voting power and sole dispositive power with regard to 2,710,596 Shares. Each of ARI, IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, and Mr. Icahn have shared voting power and shared dispositive power with regard to such Shares.

Each of ARI, IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, and Mr. Icahn, by virtue of their relationships to Longtrain (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longtrain directly beneficially owns. Each of ARI, IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased	Price Per Share
Longtrain	10/19/2012	242,164.00	16.92
Longtrain	10/23/2012	10,800.00	16.97
Longtrain	10/24/2012	9,839.00	17.01
Longtrain	10/25/2012	226,639.00	17.07
Longtrain	10/26/2012	5,200.00	17.01
Longtrain	11/01/2012	850,000.00	15.05
Longtrain	11/02/2012	600,000.00	14.33
Longtrain	11/5/2012	150,000.00	13.48
Longtrain	11/6/2012	82,800.00	13.79
Longtrain	11/07/2012	114,400.00	13.85
Longtrain	11/08/2012	104,154.00	13.88
Longtrain	11/9/2012	54,600.00	13.71
Longtrain	11/12/2012	260,000.00	13.83

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

        1           Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2012

ARI LONGTRAIN INC.

By:           /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

AMERICAN RAILCAR INDUSTRIES, INC.

By:           /s/ James Cowan
Name: James Cowan
Title: Chief Executive Officer

IEH ARI HOLDINGS LLC

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – The Greenbrier Companies Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Greenbrier Companies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day November, 2012.

ARI LONGTRAIN INC.

By:           /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

AMERICAN RAILCAR INDUSTRIES, INC.

By:           /s/ James Cowan
Name: James Cowan
Title: Chief Executive Officer

IEH ARI HOLDINGS LLC

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – The Greenbrier Companies Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ARI LONGTRAIN INC.
Name                                          Position
Carl C. Icahn                             Director; President
Edward E. Mattner                  Authorized Signatory
Keith Cozza                              Authorized Signatory
James Cowan                           Director

AMERICAN RAILCAR INDUSTRIES, INC.∞
Name                                          Position
Carl C. Icahn                             Chairman of the Board
James J. Unger                         Vice Chairman of the Board
James Cowan                           President; Chief Executive Officer
Alan C. Lullman                       Senior Vice President Sales
Dale C. Davies                          Senior Vice President; Chief Financial Officer; Treasurer
Michael Obertop                      Corporate Counsel; Secretary; Assistant Treasurer
Michael E. Vaughn                  VP Corporate Controller; Assistant Secretary
Harold First                               Director
Hunter C. Gary                         Director
James C. Pontious                   Director
J. Mike Laisure                        Director
Brett Icahn                                Director
SungHwan Cho                       Director
Samuel J. Merksamer               Director
____________________
∞ The business address of each of James J. Unger, James Cowan, Dale C. Davies, Michael Obertop, Michael E. Vaughn, Harold First, James C. Pontious, James M. Laisure, and Alan C. Lullman is 100 Clark Street, St. Charles, MO 63301.

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                         Position
Icahn Enterprises                     General Partner
G.P. Inc.

IEH ARI HOLDINGS LLC
Name                                         Position
Carl C. lcahn                             Chief Executive Officer; Authorized Signatory
Vincent J. Intrieri                      Assistant Secretary; Authorized Signatory
Gail Golden                               Assistant Secretary; Authorized Signatory
Daniel A. Ninivaggi                 President
SungHwan Cho                        Chief Financial Officer; Secretary
Peter Reck                                 Chief Accounting Officer

ICAHN ENTERPRISES G.P. INC.
Name                                          Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director; President; Principal Executive Officer
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director
SungHwan Cho	Director; Chief Financial Officer
Peter Reck                                 Principal Accounting Officer; Secretary
Craig Pettit                                Vice President of Tax Administration

BECKTON CORP.
Name                                          Position
Carl C. Icahn                             Chairman of the Board; President
Jordan Bleznick                        Vice President/Taxes1
Edward E. Mattner                   Authorized Signatory
Keith Cozza                               Secretary; Treasurer
_____________________
1  Authorized solely to execute documents related to tax matters.